EXHIBIT 7.04

DEUTSCHE BANK AG LETTER

Deutsche Bank AG Global Banking 55/F Cheung Kong Center 2 Queen’s Road Central Hong Kong Tel. (852) 2203 8888 Fax (852) 2203 7300
November 3, 2010

Attention: Mr. Li Fu
1 Shuang Qiang
Jinzhou, Dalian, 116100
People Republic of China

Attention: Mr. Donald Yang
Abax Global Capital
Two International Finance Centre
Suite 6708, 8 Finance Street, Central
Hong Kong

Dear Mr. Fu and Mr. Yang:

We, Deutsche Bank AG, Hong Kong Branch (“Deutsche Bank” or “DB”) refer to our recent discussions with you, in connection with the proposed acquisition via a special purpose vehicle owned by Mr Fu and Abax Global Capital (the “Client”), through purchase, merger, joint venture or otherwise, whether effected in a single transaction or a series of related transactions, of 50% or more of the voting power or all or a substantial portion of the business or assets of Fushi Copperweld, Incorporated (the “Target”) (the “Acquisition”).

On the basis of such discussions and the information received by us to date (the “Information”) and our analysis thereof, we are highly confident that we would be able to arrange debt financing package in the form of a bridge loan of up to US$175 million (the “Financing”) in connection with the Acquisition, subject to customary conditions, including, amongst others: (i) satisfactory determination of the structure of the Acquisition and the terms and conditions of the Financing, (ii) satisfactory completion of due diligence, including but not limited to auditor’s review of the Target’s historical financials as well as other third-party due diligence (iii) receipt of all internal credit committee and other required external approvals, (iv) no material adverse change in the capital and/or broader financing markets or in the business, financial condition, assets or prospects of the Client and the Target, and (v) execution of documentation relating to the Acquisition and the Financing in a form satisfactory to Deutsche Bank.

We are of the opinion based on our preliminary understanding of the business that it has a number of highly attractive characteristics from a debt financing perspective, which we would expect to make the Financing very well received in the debt markets. Deutsche Bank believes that we should be able to work expeditiously with you towards completing the Acquisition based on our understanding of the capital markets and industry sector, together with our substantial US, European and Asian financing experience in the senior bank loan, mezzanine and high yield capital markets in recent comparable transactions.

The terms of this letter and its existence are confidential. This letter of interest is issued for your benefit only and no other person or entity may rely on it, except that you may disclose a copy to Target and its advisers for the purpose only of substantiating our interest in the Financing, subject always to the terms of this letter and on the basis that the Target and its advisers may place no reliance on it and may not disclose it to any other party.  Deutsche Bank shall not be responsible or liable to you or to any other person or entity for any damages or loss that may be alleged as a result of this letter.

Chairman of the Supervisory Board: Clemens Börsig
Management Board: Josef Ackermann (Chairman),
Hugo Bänziger, Michael Cohrs, Jürgen Fitschen, Anshuman Jain,
Stefan Krause, Hermann-Josef Lamberti, Rainer Neske
Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main HRB No. 30 000 · Frankfurt am Main Local Court VAT ID No. DE114103379 Deutsche Bank Group on the Internet: www.db.com

This letter is for discussion purposes only and save for your obligation of confidentiality described above, this letter is not intended to create legal relations between us and is not an offer of financing or a commitment with respect to the Financing or any other financing and creates no obligation or liability on Deutsche Bank to provide, arrange, underwrite or participate in any financing.

We look forward to working with you.

Yours sincerely,

DEUTSCHE BANK AG, HONG KONG BRANCH

By:	/s/ Douglas Morton
Name: Douglas Morton
Title: Managing Director

By:	/s/ Daniel Mamadou
Name: Daniel Mamadou
Title: Managing Director